Filed by Hyperion Solutions Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Brio Software, Inc.
Commission File No.: 000-23997

Valued Partner,

Hyperion is pleased to announce the exciting news of our agreement to acquire Brio!

By adding Brio’s easy-to-use query and reporting capabilities to the Hyperion platform, this acquisition will extend Hyperion’s leadership as the world’s largest provider of Business Performance Management software.

Hyperion’s vision is to provide customers with breakthrough performance everywhere, from the boardroom to the frontlines. With this acquisition we can drive performance accountability to all levels of the organization.

Brio’s award winning products in Business Intelligence fill Hyperion’s platform need for ad hoc query & reporting, enterprise reporting and KPI management / dashboarding. This strengthening of our foundation platform, with the easiest-to-use business intelligence toolset in the industry, will materially advance the power and reach of business performance management solutions. Together we will drive the adoption of Business Performance Management as an enterprise standard.

To take advantage of this opportunity now, an interim agreement has also been signed for Hyperion to immediately OEM and resell Brio’s complete product line. Through this agreement, you will be able to provide a more complete Business Performance Management offering to your customers that can be deployed broadly to all users across all departments. This presents you with new opportunities to significantly increase your revenue.

With Hyperion’s commitment to deliver an integrated product suite, you will benefit by working with a single software company to satisfy the broadest range of your customers’ Business Performance Management needs. As a result, you will reduce the costs associated with the integration of multiple products, as well as the support and management of multiple vendors.

On Friday, July 25 at 9:00 am PDT/12:00 pm EDT, Hyperion will hold a webcast for our partner community to provide you with more details about this important announcement. The webcast will be co-hosted by John Pierson, Vice President of Global Channels and Rich Clayton, Vice President of Product Marketing. Please see below for the webcast instructions.

For additional information, visit Partner Connections at www.partners.hyperion.com or contact your Hyperion Channel Sales Manager, Account Manager or Strategic Alliance Manager. You can also reach us at partners@hyperion.com.

We are very excited about signing this agreement and believe that it will provide a substantial opportunity for our partners. We look forward to a continuation of our mutual success as we work together to realize our full market potential.

Best regards,

Jeff Rodek
Chairman and CEO
Hyperion

Web Conference and Audio Conference Information:

Topic: Hyperion Partner Webcast

Time: Fri, 25 Jul 2003, 9:00 AM Pacific Daylight Time (PDT)/12:00PM Eastern Daylight Time (EDT)

Meeting URL (Address):
http://www.placeware.com/cc/hyperion/A?id=725Partner&pw=284456

Audio Information: US 800-214-0694; Int’l 719-955-1425, Passcode 211093

TO ATTEND THE PLACEWARE MEETING

1.     Click the following Meeting URL or enter it in your browser:

http://www.placeware.com/cc/hyperion/A?id=725Partner&pw=284456

Or alternatively, use the following URL:

http://www.placeware.com/cc/hyperion

2.     On the “Enter Meeting” page that appears, supply this information if requested:

      Your Name: (enter your name)
      Meeting ID: 725Partner
      Meeting Key: 284456
      Conference Center Name: hyperion

and then click the ENTER button at the bottom of the page.

3.     Access audio for the meeting based on the following:

      Audio Information: US 800-214-0694; Int’l 719-955-1425, PC 211093

If a phone number is listed, dial the phone number. If a URL appears, open a separate browser window and enter the audio URL to receive streaming audio for the meeting.

For help, tips and hints, FAQs, etc., go to:

      http://www.placeware.com/tips

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties concerning Hyperion’s proposed acquisition of Brio Software, Hyperion’s expected financial performance (including without limitation as described in the quotations from management in this press release), as well as Hyperion’s strategic and operational plans. Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion’s ability to successfully integrate Brio Software’s operations and employees the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion’s and Brio Software’s products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion’s business and financial results is included in Hyperion’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Brio Software’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information About the Proposed Merger and Where to Find It

Hyperion and Brio Software intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the “Merger”) of Brio Software by Hyperion, pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion by contacting Hyperion Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway, Santa Clara, CA 95054 (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Hyperion, Jeff Rodek, Hyperion’s Chairman and Chief Executive Officer, and certain of Hyperion’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

Brio Software, Craig Brennan, Brio Software’s President and Chief Executive Officer, and certain of Brio Software’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available.